September 2, 2010

Via Facsimile, Overnight Courier and EDGAR

Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Solar EnerTech Corp.
Comment Letter on Form 10-K for the Fiscal Year Ended September 30, 2009 and related filings
Filed January 12, 2010
File No. 000-51717

Dear Mr. Vaughn:

On behalf of Solar EnerTech Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated August 26, 2010, with respect to the Company’s responses to the Staff’s letters dated July 23, 2010 and August 12, 2010 regarding the Company’s Form 10-K for the fiscal year ended September 30, 2009 filed on January 12, 2010 and related filings.  For your convenience, we have repeated each of the comments set forth in the Staff’s letter and followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended September 30, 2009

Note 3.  Summary of Significant Accounting Policies, page 35

Accounts Receivable and Allowance for Doubtful Accounts, page 39

1.
We note your response to prior comment 4.  As it relates to the insurance you have obtained to ensure the collectability of the accounts receivable, please clarify for us how the insurance impacted your revenue recognition.  Clarify if the related sales would have met the collectability criteria for revenue recognition absent the insurance policy.

Response. The Company respectfully acknowledges the Staff’s comment.  The Company respectfully advises the Staff that the customers were subject to rigorous credit evaluations which did not take into account the Company’s own credit risk management through the use of insurance policies and any related potential insurance proceeds.  Based on the results of the credit evaluations and the Company’s credit policy, the Company concluded, at the outset of the sales arrangement, that these customers were creditworthy.  Accordingly, the sales to these customers met the collectability criteria for revenue recognition absent the insurance policy and as such the act of insuring  our accounts receivable did not impact our revenue recognition.  The Company constantly monitors the balances due and the promptness of payments made by these customers.  Based on historical experience, all payments from these customers have been made on a timely basis within the payment terms.  Furthermore, we respectfully advise the Staff that to date, there have been no insurance claims submitted to the insurance company in relation to these customers.

We respectfully advise the Staff that the insurance policies provide that, if the customers fail to settle the insured accounts receivable that is due to the Company within 60 days, upon a successful claim, the insurance proceeds would be remitted to the Company through a service provider or to a bank to pay down the Company’s outstanding draw of the credit facility, in lieu of the uncollectible receivable, subject to certain pre-defined limits.  The Company uses this insurance as a means to provide the Company with greater control in managing and reducing its credit risk, associated with these customers’ accounts receivable, rather than to satisfy the collectability criterion.

2.	Notwithstanding the above, please revise future filings to clearly disclose that the cost of the insurance on accounts receivable is recorded as selling, general and administrative costs.

Response.  The Company respectfully acknowledges the Staff’s comment and will revise its future filings to clearly disclose the cost of insurance on accounts receivables is recorded as selling, general and administrative costs.

3.
Further to the above, we note your statement that based on the guidance in Rule 5-03 of Regulation S-X, you concluded the amounts were not material as they represented less than 10% of Selling, General and Administrative expenses.  Please explain to us why you believe analogy to Rule 5-03 of Regulation S-X is appropriate in determining whether an item is material for disclosure.  In this regard, we note that Rule 5-03 of Regulation S-X refers to the 10% threshold in relation to determining whether to separately report revenue items.  As such, we continue to request that you revise future filings to quantify material amounts paid to insure your outstanding accounts receivable.

Response.  The Company respectfully acknowledges the Staff’s comment that our analogy to Rule 5-03 of Regulation S-X was not appropriate. However, the Company respectfully advises the Staff that the insurance fees as a percentage of the Selling, General and Administrative expenses was 0.3% and 3.2% for the year ended September 30, 2009 and nine months ended June, 30, 2010, respectively.  Insurance fees as a percentage of the outstanding accounts receivable was 0.43% and 2.22%, as at September 30, 2009 and June 30, 2010, respectively.  Based on the above, the Company has concluded that the insurance fees were not considered material for separate disclosure in the financial statements.  The Company also respectfully advises the Staff that it will closely monitor the level of insurance fees paid to insure our outstanding accounts receivable and will revise its future filings to quantify the insurance fees as and when such fees become material.

4.
Similar to your response to prior comment 5, please revise future filings to clearly disclose that you extend payment terms for certain qualified customers up to 200 days.  Revise your MD&A in future filings to qualify the effect of these extended payment terms on your liquidity and results of operations.

Response.  The Company respectfully acknowledges the Staff’s comment and will revise its future filings to clearly disclose that the Company extends payment terms for certain qualified customers for up to 200 days.  Furthermore, the Company will revise its MD&A in future filings to qualify the effect of these extended payment terms on its liquidity and results of operations.

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Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me at (86) 21-5899-7001 or Eric Wang of DLA Piper LLP (US), our outside corporate counsel, at (650) 833-2106.  Thank you very much for your assistance.

Very truly yours,

/s/ Steve Ye

Steve Ye
Chief Financial Officer
Solar EnerTech Corp.

cc:	Tara Harkins, Securities and Exchange Commission
Martin Jams, Securities and Exchange Commission
Ricky Shun, Ernst &Young Hua Ming
Eric Wang, DLA Piper LLP (US)